12311
1298981

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04020172

March 11, 2004

Act	Securities Exchange Act of 1934
Section	17(a)
Rule	17a-5
Public Availability	3/12/2004

Mr. Warren Weiss
Bishop, Rosen & Co., Inc.
100 Broadway, 16th Fl.
New York, NY 10005

Re: Request for Form X-17A-5 Filing Extension

Dear Mr. Weiss:

We have received your letters dated March 9, 2004 and March 11, 2004, in which you request on behalf of Bishop, Rosen & Co., Inc. ("Firm") an extension for filing Part IIA of Form X-17A-5 ("Final FOCUS") as required pursuant to Rule 17a-5(b) ("Rule") under the Securities Exchange Act of 1934 ("Exchange Act"). Subparagraph (b)(1) of the Rule requires a broker-dealer that ceases to be a member in good standing with a national securities exchange or registered national securities association to file with the Securities and Exchange Commission ("Commission") within two business days after the membership terminates, a Final FOCUS dated as of the date such membership terminates.

I understand the following facts to be pertinent to the Firm's request. The Firm's membership with the New York Stock Exchange, Inc. will terminate as of March 15, 2004. Therefore, pursuant to subparagraph (b)(1) of the Rule, the Firm is required to file a Final FOCUS by March 17, 2004. You have represented that the Firm (i) is not in violation of the applicable requirements specified in Rules 15c3-1 and 15c3-3 under the Exchange Act, (ii) is not experiencing any significant financial, operational or recordkeeping problems, and (iii) is in compliance with the other applicable rules of the Commission and each self-regulatory organization of which it is a member.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm files its Final FOCUS, as required pursuant to subparagraph (b)(1) of the Rule, by March 31, 2004.

Please note, however, that a broker-dealer also must file Form BDW with the Commission when withdrawing fully or partially from the securities business. Form BDW requires, in certain circumstances, that the broker-dealer attach a Form X-17A-5 which reflects an as of date no earlier than 10 days prior to the filing of the BDW. The no action position taken by the Division in this letter does not affect the requirement, when applicable, to file a Form X-17A-5 when filing Form BDW.

You should understand that the Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Sheila D. Swartz
Attorney

cc: Charisse Jones, NYSE



BISHOP, ROSEN & CO.,INC.
MEMBERS:NYSE AND AMEX EXCHANGES
100 BROADWAY 16TH FLOOR
NEW YORK, N. Y. 10005

FACSIMILE TRANSMITTAL SHEET

TO: SHEILA SWARTZ	FROM: WARREN WEISS
COMPANY: SECURITIES AND EXCHANGE COMM	DATE: 3/10/04
FAX NUMBER: 202-942-9553	TOTAL NO. OF PAGES INCLUDING COVER: 3
PHONE NUMBER: 202-942-0787	PHONE NUMBER: 212-602-0689
RE: REQUEST FOR FOCUS EXTENSION	FAX NUMBER 212-602-0697

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

MS. SWARTZ:

ORIGINAL LETTER SENT 2/27/04

ANOTHER REQUEST SENT 3/09/04

THANK YOU

WARREN WEISS
CONTROLLER

[CLICK HERE AND TYPE RETURN ADDRESS]

BISHOP, ROSEN & CO.,INC.

100 BROADWAY 16TH FLOOR
NEW YORK, N. Y. 10005

FACSIMILE TRANSMITTAL SHEET

TO: SHALYA SWARTZ	FROM: WARREN WEISS
COMPANY: SEC	DATE: 3/11/04
FAX NUMBER: 202 942 9553	TOTAL NO. OF PAGES INCLUDING COVER: 2
PHONE NUMBER: 202 942 0787	PHONE NUMBER: 212-602-0689
RE:	FAX NUMBER 212-602-0697

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

BISHOP, ROSEN & CO., INC.
Member: New York and American Stock Exchanges

100 Broadway 16th Floor
New York, N. Y. 10005
212-285-5500

February 27, 2004

Ms. Charisse Jones
Senior Finance Coordinator
New York Stock Exchange, Inc.
20 Broad Street
New York, N Y 10005

Dear Ms. Jones:

We opted not to renew our membership effective March 15, 2004. As per SEC Rule 17a-5(b)(1), which requires a final Focus Report filing within two business days.

Upon determination, we will not be able to meet the deadline because We will not have the information needed from our clearing firm to complete the Focus Report(it will be a best efforts focus). Therefore we request an extension of two weeks.

Sincerely,

Warren Weiss
Controller

cc: SEC

1248

8-12140

BISHOP, ROSEN & CO., INC.
Member: New York and American Stock Exchanges

100 Broadway 16th Floor
New York, N. Y. 10005
212-285-5500

March 9, 2004

Securities and Exchange Com.
450 Fifth Street N W
Washington, D C 20549

Gentlemen:

We opted not to renew our membership effective March 15, 2004. As per SEC Rule 17a-5(b)(1), which requires a final Focus Report filing within two business days.

Upon determination, we will not be able to meet the deadline because We will not have the information needed from our clearing firm to complete the Focus Report(it will be a best efforts focus). Therefore we request an extension of two weeks.

Sincerely,

Warren Weiss
Controller

cc: Charisse Jones NYSE
via: Airborne

12463

BISHOP, ROSEN & CO., INC.
Member: New York and American Stock Exchanges

100 Broadway 16th Floor
New York, N. Y. 10005
212-285-5500

March 11, 2004

Ms. Sheila Swartz
Securities and Exchange Commission
450 Fifth Street N W
Washington, D C 20549

Re: Extension Request
Focus Report

Dear Ms. Swartz:

The Firm is not in violation of the applicable requirements specified in Rules 15c3-1 and 15c3-3 under he Exchange Act, is not experiencing any significant financial, operational or recordkeeping problems and is in compliance with the other applicable rule of the Commission and each self-regulatory organization of which it is a member.

Sincerely,

Warren Weiss
Controller

via: fax 202-942-9553